FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

ANNOUNCEMENT

Updated offer for the acquisition of Emporiki Bank

Athens, 14 September 2012

Further to previous announcements by National Bank of Greece (“NBG”) and in line with the regulatory framework, NBG announces that it has submitted an updated offer for the acquisition of Emporiki Bank, following a respective invitation by Credit Agricole. This proposal, made within the context of the process to restructure the Greek banking system, is consistent with the guidelines set for this matter by the Bank of Greece and the Hellenic Financial Stability Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 14th September, 2012

/s/Petros Christodoulou

(Registrant)

Deputy Chief Executive Officer